UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

The Container Store Group, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
210751103
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	210751103

1	Names of Reporting Persons
Front Street Capital Management, Inc. 20-5536966
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Montana
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
253,862
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,551,590
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,551,590
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
3.0967%
12	Type of Reporting Person (See Instructions)
1A

SCHEDULE 13G

CUSIP No.	210751103

1	Names of Reporting Persons
Clark Fork Trust, Tarkio Fund N/A
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,084,225
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,084,225
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,084,225
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
2.164%
12	Type of Reporting Person (See Instructions)
IV

SCHEDULE 13G

CUSIP No.	210751103

Additional Information

Item #

1. (a)

Name of Issuer:

The Container Store Group, Inc.

   (b)

Address of Issuer's Principal Executive Offices:

500 Freeport Parkway, Coppell, TX  75019

2. (a)

Name of Persons Filing:

(i) Front Street Capital Management, Inc.  ("FSC")

(ii) Tarkio Fund ("TARKX")

   (b)

Address of Principal Business Office for Each of the Above:

218 E Front Street, Ste 205, Missoula, MT  59802

   (c)

Citizenship:

(i) FSC:

  Montana

(ii) TARKX:  Delaware

   (d)  Title of Class of Securities:  Common Stock

   (e)  CUSIP Number:  210751103

3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

[_]

Broker or dealer registered under Section 15 of the Act;

(b)

[_]

Bank as defined in Section 3(a)(6) of the Act;

(c)

[_]

Insurance company as defined in Section 3(a)(19) of the Act;

(d)

[X]

Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)

[X]

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

[_]

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

[_]

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

[_]

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[_]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)

[_]

A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)

[_]

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

4.

Ownership

   (a)

Amount Beneficially Owned:

(i) FSC:

1,551,590

(ii) TARKX:

1,084,225

   (b)

Percent of Class:

(i)  FSC:

3.0967%

(ii) TARKX:

2.164%

   (c)

Number of shares as to which such person has:

(1) Sole power to vote or to direct the vote:

(i) FSC:

253,862

(ii) TARKX:

1,084,225

(2) Shared power to vote or to direct the vote:

(i) FSC:

0

(ii) TARKX:

0

(3) Sole power to dispose or to direct the disposition of:

(i) FSC:

1,551,590

(ii) TARKX:

1,084,225

(4) Shared power to dispose or to direct the disposition of:

(i) FSC:

0

(ii) TARKX:

0

5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

6.

Ownership of more than Five Percent on Behalf of Another Person.

7.

Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

8.

Identification and classification of members of the group.

9.

Notice of Dissolution of Group.

10.

Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Front Street Capital Management, Inc.

Date:  January 18, 2023

By: /s/ Russell T. Piazza

Russell T. Piazza, President

Clark Fork Trust

Date:  January 18, 2023

By: /s/ Russell T. Piazza

Russell T. Piazza, Managing Director

EXHIBIT 1

JOINT FILING AGREEMENT AMONG FRONT STREET CAPITAL MANAGEMENT, INC,

AND CLARK FORK TRUST (TARKIO FUND)

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them.

NOW, THEREFORE, the parties hereto agree as follows:

Front Street Capital Management, Inc., AND Clark Fork Trust (Tarkio Fund) hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

Front Street Capital Management, Inc.

Date:  January 18, 2023

By: /s/ Russell T. Piazza

Russell T. Piazza, President

Clark Fork Trust

Date:  January 18, 2023

By: /s/ Russell T. Piazza

Russell T. Piazza, Managing Director